NON RECOURSE PROMISSORY NOTE

$____________.00 _________, 19___
La Jolla, California

FOR VALUE RECEIVED, ________________ (hereinafter "Maker") promises to pay to the order of OCET Corporation, a Delaware corporation (hereinafter "Holder") at 1200 Prospect, Suite 325, La Jolla, California 92037 or at such other place as may be designated in writing by Holder, the principal sum of $________.00 plus interest thereon at the higher of eight percent (8%) simple interest per year or that interest rate below which the IRS would impute income to Maker. All principal and interest shall be due and payable on a date five years from the date hereof.

Maker shall have the right at any time to repay any amount of principal or interest due under this Note, without penalty. All repayments of principal shall be applied to the latest principal maturity or maturities then remaining unpaid.

If default be made in the payment of the principal and interest, when due, or in the payment of any other sum required to be paid under this Note, and the default is not cured within thirty (30) days after written notice from Holder to Maker, then the principal sum remaining unpaid hereunder, together with accrued interest thereon, shall thereupon become immediately due and payable at the option of Holder. Failure to exercise the option to accelerate the obligations of this Note shall not constitute a waiver of the right to exercise the same in the event of any subsequent default.

This Note is secured by OCET common stock purchased by Maker under a Warrant. As provided in the Warrant and also herein, any and all liability of Maker arising under this Note, or any prior Note, or arising under the Warrant, is limited to the OCET common stock, which is and shall be the sole and only security for this Note. By accepting this Note, Holder agrees that no deficiency judgement may be sought or obtained against Maker.

By accepting this Note, Holder further agrees that it will not declare a default nor exercise any of the rights contained in the Assignment of the Stock as Security unless Maker has failed to comply with the terms of this Note.

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Maker